UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Agreement to Acquire LLC Zarplata.ru

On November 24, 2020, HeadHunter Group PLC (the “Company”) entered into a sale and purchase agreement to acquire 100% of the issued charter capital of LLC Zarplata.ru (“Zarplata”), an online recruitment platform operating in Russia, from Hearst Shkulev Digital Regional Network B.V. for a total purchase price of ₽3.5 billion in cash subject to customary price adjustments at closing as well as limited post-closing escrow arrangements (“Acquisition”). The Federal Antimonopoly Service of Russia (“FAS”) has approved the Acquisition and completion is expected to occur by the end of January 2021, subject to customary closing conditions.

Transaction Rationale

Zarplata is a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. It was formed by consolidating local city portals, which has created high local brand recognition and means that Zarplata has a significant share of organic traffic. Based on the Company’s diligence of Zarplata to date, the Company has concluded that Zarplata’s revenue recognition policy is similar to IFRS, however there can be no assurance that this policy was applied consistently in historical periods.

The Company believes the Acquisition will accelerate HeadHunter’s development in key strategic areas such as increasing penetration in the Russian Regions and outreach to blue collars and SMAs.

Integration and Synergies

Zarplata will operate separately from HeadHunter and will remain accessible at its existing web address, www.zarplata.ru. It is currently anticipated that the Zarplata management team will remain in place and will continue to be involved in further operations.

The Company believes that the transaction offers significant synergy potential with an expectation that HeadHunter and Zarplata will align their sales, monetization and marketing strategies as well as product development.

Financing Considerations

The Acquisition will be financed with a new debt facility the terms and source of which remain undetermined. The Company has various sources of financing for the Acquisition available to it, including open debt facilities at VTB Bank and the ability to access the Russian domestic debt capital markets by issuing ruble bonds via the ₽20 billion indefinite exchange bond program that the Company established on MOEX in October 2020.

As of the date of this Report on Form 6-K (“Form 6-K”), local rating agency ExpertRA assigned ‘ruAA’ credit rating to the Company with a stable outlook.

On November 24, 2020, the Company issued a press release in connection with the Acquisition, which press release is furnished herewith as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-239560) and Registration Statements on Form S-8 (Registration Nos. 333-231557 and 333-232778).

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the closing of the Acquisition as well as the integration of the acquired business and related synergies, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 6-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit No.	Description
99.1	Press Release of HeadHunter Group PLC, dated November 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: November 24, 2020	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer